UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

WIN GAMING MEDIA, INC.

(Name of Issuer)

Common Stock, par value 0.001 per share

(Title of Class of Securities)

972638100

(CUSIP Number)

Alexej Havlicek
RPG FS Acquisition Limited
117 Strovolos Avenue
2042 Strovolos, Nicosia, Cyprus
Tel : +357 22 44 1938

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 972638100	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS RPG FS Acquisition Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – See Item 3 of Statement.
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,750,000*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 18,750,000*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20% (see Item 5 hereof)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Republic of Cyprus Limited Liability Company
* Includes the right to acquire 6,250,000 shares of Common Stock, par value $0.001 through the exercise of a warrant.

CUSIP No. 972638100	13D	Page 3 of 8 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Common Stock of Win Gaming Media, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 55 Igal Alon Street, Tel Aviv, Israel 67891.

Item 2.	Identity and Background.

(a)
This Statement on is being filed by RPG FS Acquisition Limited, a Republic of Cyprus limited liability company (the “Reporting Person”).  The directors of the Reporting Person are: Alexej Havlicek (“Havlicek”),  Doros Kyriacou (“Kyriacou”) and  Ron Lubash (“Lubash”).

(b)
The business address of the Reporting Person is Anemomylos Office Building, 8 Michael Karaolis Street, 1095 Nicosia, Cyprus and the address of its principal office is: 117 Strovolos Avenue, 2042 Strovolos, Nicosia, Cyprus.

The business address of Havlicek is 117 Strovolos Avenue, 2042 Strovolos, Nicosia, Cyprus.
The business address of Kyriacou is 117 Strovolos Avenue, 2042 Strovolos, Nicosia, Cyprus.
The residence address of Lubash is 1 Ha’brosh St., Ra’anana 43573, Israel.

(c)	The Reporting Person is an investment holding company.
Mr. Havlicek is a director of RPG.
Mr. Kyriacou is a director of RPG and its accountant.
Mr. Lubash is a director of RPG and the Co-Founder & Managing Director of Markstone Investment Management (Israel) Ltd.

(d) and (e)
During the last five years, none of the Reporting Person, Havlicek, Kyriacou and Lubash has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Havlicek is a citizen of the Czech Republic.
Kyriacou is a citizen of the Republic of Cyprus.
Lubash is a citizen of the State of Israel.

Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Person acquired the funds necessary for purchase by way of equity subscriptions by its shareholders, each of which produced such funds from their existing cash funds.

CUSIP No. 972638100	13D	Page 4 of 8 Pages

Item 4.	Purpose of Transaction.

The securities were purchased for investment purposes, pursuant to that certain Securities Purchase Agreement as described in Item 5 below. Furthermore, pursuant to Section 3.3 of the “Original Agreement” (as defined in Item 5 below) Reporting Person acquired the right to designate one director to the board of directors of Issuer. Lubash is to be the designated director. The date on which he will commence serving on the board of directors of Issuer has not been determined.

The Reporting Person intends to review its investment in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial positions, the price levels of the aggregate number of outstanding shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may, in the future, take such actions with respect to its shares of the Issuer’s capital stock as it deems appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock;  taking any permitted action to change the size or composition of the Issuer’s board of directors, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or the Issuer’s organizational documents or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors.  Except as aforesaid, the Reporting Person has no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b)                  The aggregate number of shares of Common Stock owned by the Reporting Person is 18,750,000, which includes (i) 12,500,000 shares of Common Stock of the Issuer and (ii) 6,250,000 shares of Common Stock of the Issuer which may be acquired pursuant to the exercise of a warrant to purchase 6,250,000 shares of Common Stock, at an exercise price per share of $0.08 (the “Warrant”). The aggregate percentage of shares of Common Stock owned by Reporting Person is 20% pursuant to the acquisition of the 12,500,000 shares of Common Stock. The Warrant is exercisable commencing on or after February 28, 2012 and for a term of five (5) years from the date of issuance thereof. The Warrant contains two "blocker" provisions.   The first blocker provision, which may be waived by the Reporting Person, permits the Warrant to be exercised only in cases where the Reporting Person would not beneficially own more than 4.999% of the total number of issued and outstanding shares of Common Stock of Issuer upon exercise of the Warrant.  The second blocker provision, which may not be waived by the Reporting Person, permits the Warrant to be exercised only in cases where the Reporting Person would not beneficially own more than 9.999% of the total number of issued and outstanding shares of Common Stock of Issuer upon exercise of the Warrant. Reporting Person may be deemed to have the sole power to vote or to direct the vote, or to dispose or to direct the disposition of such shares of Common Stock.

(c)                          On August 22, 2011, Issuer entered into a securities purchase agreement, filed by Issuer with the Securities and Exchange Commission (“SEC”) on form 8-K on August 24, 2011 and incorporated herein by reference (the "Original Agreement") with Wigam LLC, a Delaware limited liability company, a company under common control with the Reporting Person  (“Wigam”), pursuant to which Issuer (i) agreed to sell to Wigam an aggregate of 12,500,000 shares of Common Stock at a price of $0.08 per share (the “Shares”) in consideration for One Million Dollars ($1,000,000) and (ii) agreed to issue to Wigam, for no additional consideration, a five-year warrant to purchase 6,250,000 shares of Common Stock, a form of which was filed by Issuer with the SEC on form 8-K on August 24, 2011 and is incorporated herein by reference (the "Original Warrant"), at an exercise price per share of $0.08. The Closing of the Original Agreement was scheduled for August 31, 2011.

On August 31, 2011, Wigam entered into a securities purchase agreement attached hereto as Exhibit 99.3 (the “Agreement”) with Reporting Person, pursuant to which Wigam sold and assigned to Reporting Person Wigam’s rights under the Original Agreement to purchase the Shares and the Warrant. Pursuant to a letter of instruction, attached hereto as Exhibit 99.4, Issuer agreed (i) to issue the Shares and the Warrant, a form of which is attached hereto as Exhibit 99.5, to Reporting Person and (ii) to cooperate with Wigam to effect the transfer of Wigam’s rights under the Original Agreement to Reporting Person. On September 9, 2011, Wigam entered into an Assignment and Assumption of Contract Agreement with Reporting Person, attached hereto as Exhibit 6 to memorialize the assignment and assumption of all of Wigam’s rights and obligations under the Agreement to and by Reporting Person.

CUSIP No. 972638100	13D	Page 5 of 8 Pages

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities. (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Original Agreement as assigned to the Reporting Person under the Assignment and Assumption of Contract Agreement, for as long as Reporting Person holds not less than ten percent (10%) of the issued and outstanding share capital of Issuer, Reporting Person shall be entitled to pre-emptive rights, entitling Reporting Person to purchase a pro-rata share of any new securities issues by Issuer.

Except for the above and for the agreements attached as Exhibits hereto and which are described in Item 5 above, no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer exist among the persons name in Item 2 above.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

99.1*
Securities Sale and Purchase Agreement dated August 22, 2011 by and between Win Gaming, Inc. a Nevada corporation and Wigam LLC, a Delaware limited liability company filed by Issuer with the SEC on Form 8-K on August 24, 2011 and incorporated herein by reference.

99.2*	Common Stock Purchase Warrant issued by Issuer to Wigam LLC, a Delaware limited liability company, filed by Issuer with the SEC on Form 8-K on August 24, 2011 and incorporated herein by reference.

99.3
Securities Sale and Purchase Agreement dated August 31, 2011 by and between Wigam LLC, a Delaware limited liability company and RPG FS Acquisition Limited, a Republic of Cyprus limited liability company.

99.4	Letter of Instruction dated August 31, 2011 from Reporting Person to Issuer.

99.5	Form of Common Stock Warrant to be issued by Issuer to Reporting Person

CUSIP No. 972638100	13D	Page 6 of 8 Pages

99.6
Assignment and Assumption of Contract dated September 9, 2011 by and between Wigam LLC, a Delaware limited liability company and RPG FS Acquisition Limited, a Republic of Cyprus limited liability company

* Incorporated by Reference

CUSIP No. 972638100	13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2011	/s/ Alexej Havlicek RPG FS Acquisition Limited By: Name Alexej Havlicek Title: Director

CUSIP No. 972638100	13D	Page 8 of 8 Pages

EXHIBITS

99.3
Securities Sale and Purchase Agreement dated August 31, 2011 by and between Wigam LLC, a Delaware limited liability company and RPG FS Acquisition Limited, a Republic of Cyprus limited liability company.

99.4	Letter of Instruction dated August 31, 2011 from Reporting Person to Issuer.

99.5	Form of Common Stock Warrant to be issued by Issuer to Reporting Person.

99.6
Assignment and Assumption of Contract dated September 9, 2011 by and between Wigam LLC, a Delaware limited liability company and RPG FS Acquisition Limited, a Republic of Cyprus limited liability company.